Exhibit 99.2
ENETI INC. ANNOUNCES PRICING OF PUBLIC OFFERING OF COMMON SHARES
MONACO, Nov. 12, 2021 (GLOBE NEWSWIRE) — Eneti Inc. (NYSE:NETI) (the “Company”) announced today that it has priced its previously announced underwritten public offering (the “Offering”) of 19,444,444 shares of its common stock, par value $0.01 per share (the “Common Shares”), at $9.00 per share. The Company has granted the underwriters a 30-day option to purchase up to an additional 2,916,667 Common Shares.  The Offering will result in gross proceeds to the Company of approximately $175.0 million (or approximately $201.2 million if the underwriters’ option to purchase additional Common Shares is exercised in full) prior to deducting underwriting discounts, commissions and other offering expenses. As part of the Offering, Scorpio Holdings Limited, a related party of the Company, has agreed to purchase 3,666,666 Common Shares at the public offering price. In addition, Robert Bugbee (the Company’s President) and a non-executive director have agreed to purchase 222,222 and 11,111 Common Shares, respectively, at the public offering price.
The Offering is expected to close on November 15, 2021. The net proceeds of the Offering are expected to be used for general corporate purposes, including the funding of the Company’s wind turbine installation vessel newbuilding program consisting of one contracted newbuilding vessel, one optional newbuilding vessel and one proposed Jones Act compliant newbuilding vessel.
Citigroup, DNB Markets, BTIG and Nomura are acting as Joint Book-Runners in the Offering. Clarksons Platou Securities, Fearnley Securities and Kepler Cheuvreux are acting as Co-Managers in the Offering.   Kepler Cheuvreux is not a broker-dealer registered with the U.S. Securities and Exchange Commission (the “SEC”) and therefore may not make sales of any shares in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations.
The Company’s Common Shares trade on the New York Stock Exchange under the symbol “NETI.”
This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. A shelf registration statement relating to the Common Shares was filed with the SEC and is effective. This offering is being made only by means of a prospectus supplement and the accompanying base prospectus. A prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 800-831-9146); DNB Markets,30 Hudson Yards, 81st Floor, New York, NY, 10001, USA; BTIG,65 East 55th Street, New York, NY 10022, or by e-mail at ProspectusDelivery@btig.com; or Nomura, Attention: Equity Syndicate Department, Worldwide Plaza, 309 West 49th Street, New York, New York 10019-7316, or by telephone at 212-667-9000, or by email at equitysyndicateamericas@nomura.com.
About Eneti Inc.
Eneti Inc. is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this press release are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements are based on information available as of the date hereof, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity; the strength of world economies and currencies; the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore wind turbines; our ability to successfully employ our existing and newbuilding WTIVs and the availability and suitability of our vessels for customer projects; our ability to determine a successful plan for achieving Jones Act Compliance and securing Jones Act vessels; our ability to compete successfully for future chartering and newbuilding opportunities; our continued ability to employ our vessels; fluctuations in interest rates and foreign exchange rates; early termination of customer contracts, our failure to win new contracts for our vessels or the failure of counterparties to fully perform their contracts with us; our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy; our ability to successfully operate in new markets; changes in our operating expenses, including bunker prices, drydocking and insurance costs; compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations; our continued borrowing availability under our debt agreements and compliance with the covenants contained therein; fluctuations in the value of our vessels and investments; our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the timely delivery to us and commencement of operations dates, expected downtime and lost revenue); potential exposure or loss from investment in derivative instruments or other equity investments in which we invest; potential conflicts of interest involving members of our Board and senior management and our significant shareholders; and our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned and other factors.
Contact Information
Eneti Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
https://www.eneti-inc.com